August 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn.:	Patrick Fullem, Esq. and Sherry Haywood, Esq.
Division of Corporation Finance
Office of Manufacturing

Re:	Coyuchi, Inc. Offering Statement on Form 1-A File No. 024-11888

Ladies and Gentlemen:

On behalf of Coyuchi, Inc., a California corporation (the “Company”), we are filing through EDGAR, pursuant to the Securities Act of 1933, as amended, one copy of Amendment No. 2 to the captioned Offering Statement on Form 1-A (the “Form 1-A”).

The amended Offering Statement is being filed pursuant to Rule 252(f)(1)(iii) under the Securities Act solely for the purpose of filing Exhibits 2.2, 2.3, 8.1, 8.2 and 12.1, as well as revised Exhibits 4.1 and 6.16. No other changes have been made to the Form 1-A, including Part I and Part II of the Form 1-A, since the filing of the first amendment to the Form 1-A on July 19, 2022.

Please call the undersigned should the staff of the SEC have any comments on the amended Form 1-A or any of the exhibits.

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Patrick Fullem, Esq.
Sherry Haywood, Esq.
Ms. Eileen Mockus